June 20, 2014

By EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

RE:     Principal Financial Group, Inc. Form 10-K for Fiscal Year-ended December 31, 2013
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to your June 12, 2014 letter requesting further information relating to the assumptions used for our Employee and Agent Benefits for our 2013 10-K filed on February 12, 2014. We have included your request in bold below, immediately followed by our response in plain text.

Notes to Consolidated Financial Statements
12. Employees and Agent Benefits
Assumptions, page 147

1. The discount rate for your defined benefit obligation increased from 4% for the year ended December 31, 2012 to 4.9% for the year ended December 31, 2013 whereas the discount rate for your net periodic benefit cost decreased from 5.15% for the year ended December 31, 2012 to 4% for the year ended December 31, 2013. Please provide us an analysis of why the discount rates changed in an inverse proportion and why you believe the rates used are reasonable.

RESPONSE:

Accounting Standards Codification (ASC) 715 Compensation-Retirement Benefits governs the measurement of liabilities, expenses, and disclosures. The discount rates we used to determine the benefit obligation and net periodic benefit cost reflect different timeframes. Under the guidance in ASC 715-30-35-62, plan assets and benefit obligations are measured as of the employer’s fiscal year-end. Under the guidance in ASC 715-30-35-68, however, the net periodic benefit cost is determined for the current fiscal year based on the assumptions at the previous fiscal year-end.

In our financial statements, at December 31, 2012 we utilized a 4.00% discount rate for measuring the benefit obligation, which is the same discount rate assumption used for the net periodic benefit cost for the fiscal year ended December 31, 2013. Similarly, the 4.90% discount rate utilized at December 31, 2013 for measuring the benefit obligation became the assumption we are using for the 2014 net periodic benefit cost as noted on page 43 of our 2013 10-K.

The 5.15% discount rate that we used for the net periodic benefit cost for the fiscal year ended December 31, 2012 was the same as the discount rate we used for the measurement of the benefit obligations on December 31, 2011.

We believe the rates we used are appropriate. We determine our discount rate by discounting the plan’s expected cash flows using rates from a high quality corporate bond yield curve as of the fiscal year end to determine a present value, and then determining a single discount rate that produces the same present value when applied to all cash flows. We believe our methodology is appropriate for the time periods in question and is in compliance with accounting guidance for determining discount rates for pension benefit obligations found in ASC 715-30-35-43 through 46 and ASC 715-20-S99-1.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response, please let me know.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Executive Vice President & Chief Financial Officer

2